787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

April 21, 2022

VIA EDGAR

David Orlic

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	BlackRock Health Sciences Trust
(Securities Act File No. 333-263527, Investment Company Act File No. 811-21702)
Response to Staff Comments

Dear Mr. Orlic:

On behalf of BlackRock Health Sciences Trust (the “Trust”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission to the undersigned via telephone on April 14, 2022 regarding the registration statement on Form N-2 (the “Registration Statement”) for the Trust filed on March 14, 2022.

For the convenience of the Staff, the comments are set out below. We have discussed the Staff’s comments with representatives of the Trust. The Trust’s responses to the Staff’s comments are set out immediately under the restated comment. Please note that we have not independently verified information provided by the Trust. The Trust anticipates filing these changes in a Pre-Effective Amendment (the “Amendment”) to the Registration Statement. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

Comment No. 1:	Prospectus – Summary of Trust Expenses. The Staff notes that footnote 4 to the fee table states as follows: “Other Expenses have been restated to reflect current fees.” Please advise to the particulars as to why Other Expenses have been restated.

Response No. 1:	The fee table will be revised in the Amendment and footnote 4 will be deleted.

BRUSSELS      CHICAGO     FRANKFURT     HOUSTON     LONDON LOS ANGELES     MILAN

NEW YORK     PALO ALTO     PARIS ROME     SAN FRANCISCO     WASHINGTON

April 21, 2022

Comment No. 2:	Prospectus – Description of Shares – Common Shares. Please fill in the missing information in the NYSE table and update the table to include information from March 31, 2022.

Response No. 2:	The requested changes will be made in the Amendment.

Comment No. 3:	Prospectus – Certain Provisions in the Agreement and Declaration of Trust and Bylaws. The Staff notes that this section of the Prospectus contains information with respect to anti-takeover provisions. Please briefly describe the anti-takeover provisions in the Prospectus Summary section.

Response No. 3:	The requested change will be made in the Amendment.

Comment No. 4:	Prospectus – Plan of Distribution. Please clarify in the last sentence of the fourth paragraph that an underwriter may only purchase common shares remaining unsubscribed after the rights offering if the rights were to purchase shares above net asset value.

Response No. 4:	The above-referenced sentence will be deleted from the Amendment.

Comment No. 5:	Prospectus Supplement – Description of the Rights Offering – Over-Subscription Privilege. Please disclose that, in the event that the Trust’s per share NAV at the end of the Subscription Period is greater than the subscription price (i.e., Common Shares will be issued at a price below the Trust’s then current NAV), the over-subscription shares issued will not result in the ratio of the Rights offering exceeding one new share for each three Rights held.

Response No. 5:	The requested disclosure will be added in the Amendment.

Comment No. 6:	Prospectus Supplement – Description of the Rights Offering – Payment for Shares. Please conform the language that discusses the rights reserved by the Trust if a holder of rights does not make payment of all amounts due to the disclosure comments that the Staff discussed with attorneys of Willkie Farr & Gallagher LLP in respect of a separate filing.

Response No. 6:	The requested changes will be made in the Amendment.

Comment No. 7:	Prospectus Supplement – Foreign Restrictions. Please revise the disclosure to indicate how foreign holders can participate in the offering, or advise how the disclosure is consistent with Section 23(b)(1) to exclude them from the offering.

April 21, 2022

Response No. 7:	The Trust will replace the disclosure in the aforementioned section as follows:

Offering documents, including Subscription Certificates, will not be mailed to Record Date Shareholders whose addresses are outside the United States (for these purposes, the United States includes the District of Columbia and the territories and possessions of the United States) or who have an APO or FPO address (the “Foreign Shareholders”) if such mailing cannot be made into the non-U.S. jurisdiction without additional registration and incurring other expense that the Board has determined is not in the best interest of the Trust and its shareholders. In such cases, unless determined to be not in the best interest of the Trust and its shareholders in accordance with the previous sentence, the Subscription Agent will send a letter via regular mail to Foreign Shareholders who own Common Shares directly (“Direct Foreign Shareholders”), as opposed to in “street name” with a broker or other financial intermediary, to notify them of the Rights offering. Direct Foreign Shareholders who wish to exercise their Rights should contact the Information Agent, as described above under “Information Agent,” to facilitate the exercise of such Rights and for instructions or any other special requirements that may apply in order for such Direct Foreign Shareholder to exercise its Rights. Direct Foreign Shareholders who wish to sell their Rights should contact the Subscription Agent and follow the procedures described above under “Sale of Rights.” Direct Foreign Shareholders are encouraged to contact the Trust or the Subscription Agent as far in advance of the Expiration Date as possible to ensure adequate time for their Rights to be exercised or sold. Foreign Shareholders who own Common Shares in “street name” through a broker or other financial intermediary should contact such broker or other financial intermediary with respect to any exercise or sale of Rights.

The Trust respectfully submits that foreign shareholders are not excluded from participation in an offering of Rights. Any foreign shareholder may exercise or sell (in a transferable Rights offering) any Rights to which they are entitled. The Trust is simply not undertaking in the Registration Statement to register the offering of Rights in any non-U.S. jurisdiction. In the event a shareholder is unable to exercise their Rights due to local laws, the Trust has established a mechanism that seeks to allow shareholders located in foreign jurisdictions to realize the value of the Rights. These points will be disclosed to shareholders as set out above.

Comment No. 8:	Prospectus Supplement – Plan of Distribution – Distribution Arrangements. If the Dealer Manager and selling members may be engaging in stabilizing activities, please disclose this and discuss that this may have the effect of depressing or retarding the market price of the common stock.

April 21, 2022

Response No. 8:	The requested disclosure will be added in the Amendment in brackets. While not currently expected, to the extent any stabilizing activities are engaged in with respect to a particular rights offering, the disclosure will be finalized and included in a prospectus supplement.

Comment No. 9:	Part C. Please provide the Staff with a form of the legal opinion required by Item 25(2)(l) of Form N-2 prior to requesting effectiveness.

Response No. 9:	A draft of the legal opinion to be filed with the Amendment was provided to the Staff via email on April 14, 2022.

Comment No. 10:	Part C. Please revise Item 34 (“Undertakings”) of the Part C to include undertaking no. 5 of Form N-2.

Response No. 10:	The requested change will be made in the Amendment.

Please do not hesitate to contact me at (212) 728-8037 if you have comments or if you require additional information regarding the Registration Statement.

Respectfully submitted,

/s/ Stacey P. Ruiz

Stacey P. Ruiz

cc:	Dean A. Caruvana, Esq., BlackRock, Inc.
Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP
Bissie Bonner, Esq., Willkie Farr & Gallagher LLP